UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2006

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:           99¢ ONLY STORES

Former name if applicable:

Address of principal executive office (street and number):           4000 East Union Pacific Avenue

City, state and zip code:           City of Commerce, California 90023

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ _______
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is still completing evaluations of its latest physical inventory counts and reconciliations of these counts relative to the shrink provisions previously estimated and recorded for the June and September, 2006 quarters.

The Company’s management also recently conducted a voluntary, self-initiated review of the measurement dates for the Company’s stock option grants under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” from its initial public offering in 1996 to the present. Management found that certain measurement date errors occurred during the period 1999-2004. These errors result in adjustments that would have increased non-cash compensation expense in these periods. These adjustments accumulated over six years to approximately $2.2 million in unrecorded non-cash compensation expense. The Company believes that these adjustments are not material to its financial statements in any of the periods to which the adjustments were related, and, therefore, does not believe that it is necessary to amend or revise its historical financial statements. The accounting treatment for this estimated cumulative error is being evaluated in accordance with the transition provisions of SEC Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements” and may result in adjustments to its 2006 Form 10-K income and balance sheet accounts.

Management believes that the stock option errors were due to misunderstandings of how to establish the measurement date for accounting purposes and did not involve any intentional wrongdoing. The vast majority of the options at issue were granted in annual grants to all full time employees in May of each year, of which less than 6.3% were granted to executive officers and directors. Based on its review, management believes that there was no preferential treatment for officers and directors, who participated in the annual grants always received options on the same date and with the same price as rank and file employees, and that although certain officers and directors did receive a benefit from the measurement date errors along with the rest of the employees, this benefit was de minimis in each instance. The Chairman and CEO, and the President, who oversaw the grant process, did not receive any option grants during this period.

Until the Company completes its review of the appropriate accounting treatment for these errors, and the results of this determination and management’s review generally are reviewed by the Company’s current and two former independent registered public accounting firms, the Company is unable to file its Form 10-K for the fiscal year ended March 31, 2006, its Form 10-Q for the quarter ended June 30, 2006 and its Form 10-Q for the quarter ended September 30, 2006. The Company intends to file its Form 10-K for the fiscal year ended March 31, 2006 as soon as practicable following completion of this process. Both of the Company’s delayed Form 10-Qs also cannot be filed until the evaluation of inventory counts and reconciliations described above is completed and the Form 10-K has been filed. The Company intends to file each of these Form 10-Qs as soon as practicable following completion of all of these matters.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Rob Kautz	(323) 881-1293
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes      ☒ No

Form 10-K for the fiscal year ended March 31, 2006 and Form 10-Q for the quarter ended June 30, 2006

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended September 30, 2006, net sales increased $15.1 million, or 6.1%, to $261.1 million compared to $246.0 million for the three months ended September 30, 2005. Same-store-sales for the quarter ended September 30, 2006 increased 1.2% versus the same quarter last year. Net income for the quarter ended September 30, 2005 was $0.02 per share. Based on preliminary net income results, the Company expects to report approximately breakeven results for the three months ended September 30, 2006. The decrease in net income compared to the quarter ended September 30, 2005 is primarily due to $1.8 million in temporary labor costs incurred in the 2006 period primarily to support implementation of inventory control initiatives, $1.3 million in increased consulting and accounting fees associated with completing the annual audit and Sarbanes-Oxley requirements for the fiscal 2006 Form 10-K and fiscal 2007 first quarter reviews, $1.5 million in increased expenses in the 2006 period for expensing of stock option compensation as now required under the new accounting standard SFAS 123R, and $0.6 million in increased transportation costs. These increases in expenses are expected to be partially offset by an improvement in the rate of shrink and scrap which has decreased significantly in the April to September 2006 period compared to the same period in the prior year. The remaining changes were made up of smaller increases and decreases in other items.

* * *

We have included statements in this filing that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act and Section 27A of the Securities Act. The words “expect,” ”estimate,” “anticipate,” “predict,” “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in this filing and include statements regarding the intent, belief or current expectations of the Company, its directors or officers with respect to, among other things, the impact on the Company’s financial statements of certain errors in option measurement dates and the results of operations for the quarter ended September 30, 2006. The shareholders of the Company and other readers are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this filing for the reasons discussed herein and as a result of additional information or factors that may be identified as we and our current and former independent registered public accounting firms complete the procedures described herein and our current and former independent registered public accounting firms complete their review of our delayed SEC reports and for the reasons, among others, discussed in the reports and other documents the Company files from time to time with the Securities and Exchange Commission, including the Risk Factors contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

99¢ ONLY STORES

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2006	By: /s/ Eric Schiffer
Name: Eric Schiffer
Title Chief Executive Officer